SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                     ----------------------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)

                           SILICONIX INCORPORATED
                           ----------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
                  ---------------------------------------
                       (Title of Class of Securities)

                               827079  10  4
                               --------------
                               (CUSIP Number)

       Mr. Timotheus R. Pohl                  Mr. Frank D. Maier
       Daimler-Benz Technology                TEMIC TELEFUNKEN
       Corporation                            microelectronic GmbH
       375 Park Avenue                        Theresienstrasse 2
       Suite 3001                             74072 Heilbronn
       New York, New York 10152               Federal Republic of Germany
       (212) 909-9700                         011-49-7131-67-0

                              with a copy to:

                             J. Michael Schell
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                         New York, New York  10022
                               (212) 735-3000

               (Name, Address and Telephone Number of Person
             -------------------------------------------------
             Authorized to Receive Notices and Communications)

          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a Statement on
  Schedule 13G to report the acquisition which is the subject of this
  Schedule 13D, and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

            Check the following box if a fee is being paid with the statement: [ ]


                                SCHEDULE 13D

CUSIP NO. 827079 10 4 (COMMON STOCK)
-----------------------------------------------------------------------------
 (1)  NAME  OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      DAIMLER-BENZ TECHNOLOGY CORPORATION
      (I.R.S. Identification No.:  13-3475574
-----------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)(X)
                                                                  (b)( )
-----------------------------------------------------------------------------
 (3)  SEC USE ONLY
-----------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*

      AF, OO   See Item 3.
-----------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       ( )
-----------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
-----------------------------------------------------------------------------
                                    (7)  SOLE VOTING POWER

                                         8,010,000
                                    -----------------------------------------
                                    (8)  SHARED VOTING POWER
   NUMBER OF SHARES BENEFICIALLY
   OWNED BY EACH REPORTING PERSON   -----------------------------------------
              WITH                  (9)  SOLE DISPOSITIVE POWER

                                         8,010,000
                                    -----------------------------------------
                                    (10) SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,010,000
-----------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                           ( )
-----------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      80.4%
-----------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON*

      CO
-----------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D

CUSIP NO. 827079 10 4 (COMMON STOCK)
-----------------------------------------------------------------------------
 (1)  NAME  OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      TEMIC TELEFUNKEN MICROELECTRONIC GMBH
      (No S.S. or I.R.S. Identification No.)
-----------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)(X)
                                                                  (b)( )
-----------------------------------------------------------------------------
 (3)  SEC USE ONLY
-----------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*

      N/A
-----------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       ( )
-----------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      FEDERAL REPUBLIC OF GERMANY
-----------------------------------------------------------------------------
                                    (7)  SOLE VOTING POWER

                                         -0-
                                   ------------------------------------------
                                    (8)  SHARED VOTING POWER

   NUMBER OF SHARES BENEFICIALLY         -0-
   OWNED BY EACH REPORTING PERSON  ------------------------------------------
               WITH                 (9)  SOLE DISPOSITIVE POWER

                                         -0-
                                   ------------------------------------------
                                    (10) SHARED DISPOSITIVE POWER

                                         -0-
-----------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
-----------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                           ( )
-----------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-----------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON*

      CO
-----------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!


                    This Amendment No. 6 amends and restates the Statement on Schedule 13D (the "Schedule 13D") of AEG Capital Corporation, a New York corporation, and TELEFUNKEN electronic GmbH, a limited liability company incorporated under the laws of the Federal Republic of Germany, filed with the Commission on November 14, 1988, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on January 6, 1989, as amended by Amendment No. 2 to the Schedule 13D filed with the Commission on March 30, 1990, as amended by Amendment No. 3 to the Schedule 13D filed with the Commission on May 15, 1990, as amended by Amendment No. 4 to the Schedule 13D filed with the Commission on July 24, 1990, as amended by Amendment No. 5 to the Schedule 13D filed with the Commission on January 4, 1991, relating to the common stock, par value $0.01 per share, of Siliconix incorporated, a Delaware corporation. In connection with this Amendment No. 6, which is the first amendment to the
          Schedule 13D to be filed in electronic format, the
          Schedule 13D as amended by Amendments No. 1 through 6 is being restated in its entirety as required by Rule 101
          (a)(2)(ii) of Regulation S-T promulgated under the federal securities laws.

          Item 1.   Security and Issuer.

                    This statement relates to the common stock, par value $0.01 per share (the "Company Common Stock"), of Siliconix incorporated, a Delaware corporation (the "Company"), which has its principal executive offices at 2201 Laurelwood Road, Santa Clara, California 95054.

          Item 2.   Identity and Background.

                    (a)-(f) The names of the persons filing this Statement are Daimler-Benz Technology Corporation, formerly known as AEG Capital Corporation, a New York corporation ("DBTC"), and TEMIC Telefunken microelectronic GmbH, formerly known as TELEFUNKEN electronic GmbH, a limited liability company incorporated under the laws of the Federal Republic of Germany
          ("TEMIC").

                    All of the outstanding common stock of DBTC is owned by Daimler-Benz North America Corporation, formerly known as Daimler-Benz North America Holding Company, Inc., a Delaware corporation ("DBNA"). Daimler-Benz Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("DB"), beneficially owns 100% of the common stock of DBNA (collectively with DBTC, TEMIC and DB, the "DB Companies").

                    (b) The address of the principal offices of DBTC is 375 Park Ave., Suite 3001, New York, New York 10152. The address of the principal offices of TEMIC is Theresienstrasse 2, 74072 Heilbronn, Federal Republic of Germany. The address of the principal offices of DBNA is 375 Park Ave., Suite 3001, New York, New York 10152. The address of the principal offices of DB is Epplestrasse 225, 70567 Stuttgart, Federal Republic of Germany.

                    (c) DBTC served as a holding company for the United States operations of AEG Aktiengesellschaft ("AEG"). It held interests in various corporations and entities which operated in the United States and were affiliated with AEG. As of the date of this Amendment No. 6, DBTC holds only the interests described in Item 5 hereof.

                    TEMIC, directly or through subsidiaries or affiliates, including the Company, designs and manufactures a range of automotive and industrial electronic products. It conducts DB's microelectronics operations, including certain operations formerly conducted by AEG.

                    DBNA serves as a holding company for the North American operations of DB. It owns or holds interests in various corporations and other entities which operate in North America and are affiliated with DB.

                    DB is a public company which, directly or through subsidiaries and affiliates, conducts worldwide operations in the manufacture of automobiles, trucks and buses, and in aerospace, services (in particular financial and IT services), rail systems, microelectronics and diesel engines.

                    (a)-(c), (f) The name, business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer and director of the DB Companies are set forth in Schedule I hereto.

                    (d)-(e) During the last five years, none of the DB Companies nor, to the best of their knowledge, their respective executive officers, directors or controlling persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds
                    or Other Consideration.

                    On December 21, 1990, pursuant to a Plan of
          Reorganization confirmed by the United States Bankruptcy Court for the Northern District of California (the "Plan"), DBTC acquired 8,010,000 new shares of Company Common Stock (80.1% of the Company's common equity) in exchange for (i) payment to the Company of $13 million in cash, (ii) surrender to the Company and cancellation of the Company's $2 million secured note payable to a DB affiliate, (iii) surrender and cancellation of 5,198,136 shares of Company Common Stock (38.2% of the Company's common equity) owned by DBTC prior to the effective date of the Plan, and (iv) the guaranty by a DB affiliate of
          (a) up to $14,480,000 in aggregate principal amount of the Company's Guaranteed Floating rate subordinated Notes due 2008, (b) $14,207,759 aggregate principal amount of the Company's promissory notes, (c) approximately $6,500,000 of payment obligations payable in the aggregate to certain trade creditors of the Company and
          (d) up to $546,000 in reimbursement obligations of the Company under certain letters of credit. All of the funds used in connection with the cash payments by DBTC pursuant to the Plan were provided by a DB affiliate through DBTC, and the DB affiliate obtained such funds from existing working capital.

          Item 4.   Purpose of Transaction.

                    DBTC participated in the Plan in order (i) to acquire a controlling equity investment in the Company,
          (ii) to provide the Company with sufficient funds to effect its reorganization, and (iii) to generate an opportunity for DB and its affiliates to pursue cooperative activities with the Company in the field of semiconductors.

                    In the context of reviewing the commercial activities of the Daimler-Benz group and focusing particularly on transportation, traffic and services, the DB Companies are reviewing strategic alternatives for their microelectronic activities concentrated in TEMIC and certain other affiliates of the DB Companies, including the Company, in an effort to improve further the operations, financial performance and prospects of these activities. In pursuing these strategic alternatives the DB Companies have engaged, and expect to continue engaging, in discussions with third parties with a view towards finding a possible purchaser for the microelectronics business or segments thereof. Depending upon the outcome of such discussions, the DB Companies may increase or decrease (through privately negotiated or business combination transactions or otherwise) their current equity ownership position in the Company. There is no assurance that any agreement or transaction will result from these discussions.

                    Except as set forth in this Item 4 and in Item 6 hereof, none of the DB Companies nor, to the best of their knowledge, any of their respective executive officers, directors or controlling persons, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of
          Item 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

                    a) As of the date hereof DBTC owns 8,010,000 shares of Company Common Stock, constituting 80.4% of the shares of Company Common Stock outstanding based on information contained in the Company's most recent proxy statement which is incorporated by reference in the Company's most recently available filing on Form 10-K with the Commission.

                    Mr. Frank D. Maier, chief executive officer of TEMIC and a director of the Company, owns 1,479 shares of Company Common Stock, constituting less than 1% of the shares of Company Common Stock outstanding based on information contained in the Company's most recent proxy statement which is incorporated by reference in the Company's most recently available filing on Form 10-K with the Commission.

                    Except as set forth in this Item 5(a), none of the DB Companies nor, to the best of their knowledge, any of their respective executive officers, directors or controlling persons, owns any shares of Company Common Stock.

                    (b) DBTC has sole voting and dispositive power with respect to the 8,010,000 shares of Company Common
          Stock owned by it.

                    (c) None.

                    (d) None.

                    (e) Not applicable.

          Item 6.   Contracts, Arrangements, Understandings
                    or Relationships with Respect to
                    Securities of the Issuer.

                    The Purchase Agreement, dated as of October 31, 1988, among the Company, DBTC and TEMIC, pursuant to which DBTC made its original equity investment in the Company, provides that at each annual meeting of shareholders of the Company commencing with the 1989 annual meeting (i) the number of directors of the Company will be fixed at six, (ii) two directors will be nominated by TEMIC, (iii) two directors will be nominated by the Company and (iv) two directors will be independent directors.

                    Except as set forth or incorporated by
          reference in this Item 6, none of the DB Companies nor, to the best of their knowledge, any of their respective executive officers, directors or controlling persons, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Company, including, but not limited to, those enumerated in Item 6 of Schedule 13D.

                    Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 --   Purchase Agreement, dated as of October
                         31, 1988, among AEG Capital Corporation,
                         TELEFUNKEN electronic GmbH and the
                         Company. (Filed with the Schedule 13D on
                         November 14, 1988.)

          Exhibit 2 --   Agreement for the Sale of Stock of
                         Siliconix incorporated, dated as of
                         November 2, 1988, between AEG Capital
                         Corporation and Westinghouse. (Filed with the Schedule 13D on November 14, 1988.)

          Exhibit 3 --   Joint Filing Agreement between AEG Capital
                         Corporation and TELEFUNKEN electronic
                         GmbH.  (Filed with the Schedule 13D on
                         November 14, 1988.)

          Exhibit 4 --   Form of Press Release issued by AEG
                         Aktiengesellschaft on January 3, 1989.
                         (Filed with Amendment No. 1 to the
                         Schedule 13D on January 6, 1989.)

          Exhibit 5 --   Resolutions electing Frank Maier a
                         director and approving the Management
                         Protocol, adopted December 27, 1988 by the
                         Board of Directors of the Company. (Filed with Amendment No. 1 to the Schedule 13D on January 6, 1989.)

          Exhibit 6 --   Security Agreement dated March 23, 1990
                         between the Company and AEG
                         Aktiengesellschaft.  (Filed with Amendment
                         No. 2 to the Schedule 13D on March 30,
                         1990.)

          Exhibit 7 --   Promissory Note dated March 23, 1990 in
                         the original principal amount of
                         $2,000,000 from the Company to AEG
                         Aktiengesellschaft.  (Filed with Amendment
                         No. 2 to the Schedule 13D on March 30,
                         1990.)

          Exhibit 8 --   Joint Fifth Amended Plan of
                         Reorganization.  (Filed with Amendment No.
                         5 to the Schedule 13D on January 4, 1991.)


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  December 8, 1997

                              DAIMLER-BENZ TECHNOLOGY CORPORATION

                              By: /s/ Timotheus Pohl
                                  ----------------------------------
                                   Name:  Timotheus Pohl
                                   Title: President

                              By: /s/ Michael J. Flood
                                  ----------------------------------
                                   Name:  Michael J. Flood
                                   Title: Vice-President, Taxation

                              TEMIC TELEFUNKEN MICROELECTRONIC GMBH

                              By:  /s/ Frank Dieter Maier
                                   ----------------------------------
                                   Name:  Frank Dieter Maier
                                   Title: President & CEO

                              By: /s/ Dr. Michael Muhlbayer
                                  ----------------------------------
                                   Name:  Dr. Michael Muhlbayer
                                   Title: Executive VP & CFO


                                 Exhibit Index

          Exhibit 1 --   Purchase Agreement, dated as of October 31,
                         1988, among AEG Capital Corporation,
                         TELEFUNKEN electronic GmbH and the Company.
                         (Filed with the Schedule 13D on November
                         14, 1988.)

          Exhibit 2 --   Agreement for the Sale of Stock of
                         Siliconix incorporated, dated as of
                         November 2, 1988, between AEG Capital
                         Corporation and Westinghouse. (Filed with the Schedule 13D on November 14, 1988.)

          Exhibit 3 --   Joint Filing Agreement between AEG Capital
                         Corporation and TELEFUNKEN electronic GmbH.
                         (Filed with the Schedule 13D on November
                         14, 1988.)

          Exhibit 4 --   Form of Press Release issued by AEG
                         Aktiengesellschaft on January 3, 1989.
                         (Filed with Amendment No. 1 to the Schedule
                         13D on January 6, 1989.)

          Exhibit 5 --   Resolutions electing Frank Maier a director
                         and approving the Management Protocol,
                         adopted December 27, 1988 by the Board of Directors of the Company. (Filed with Amendment No. 1 to the Schedule 13D on
                         January 6, 1989.)

          Exhibit 6 --   Security Agreement dated March 23, 1990
                         between the Company and AEG
                         Aktiengesellschaft.  (Filed with Amendment
                         No. 2 to the Schedule 13D on March 30,
                         1990.)

          Exhibit 7 --   Promissory Note dated March 23, 1990 in the
                         original principal amount of $2,000,000
                         from the Company to AEG Aktiengesellschaft.
                         (Filed with Amendment No. 2 to the Schedule
                         13D on March 30, 1990.)

          Exhibit 8 --   Joint Fifth Amended Plan of Reorganization.
                         (Filed with Amendment No. 5 to the Schedule
                         13D on January 4, 1991.)


                                                          SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS

                          OF DBTC, TEMIC, DBNA AND DB

                    1. DIRECTORS AND EXECUTIVE OFFICERS OF DBTC. The following table sets forth the name and present principal occupation or employment of each director and executive officer of DBTC. Except for Mr. Pohl who is a citizen of the Federal Republic of Germany, each individual is a citizen of the United States. Unless otherwise indicated, the business address of each individual is Daimler-Benz Technology Corporation, 375 Park Avenue, Suite 3001, New York, NY 10152.

                                                    Present Principal
                                                      Occupation or
              Name               Office                 Employment
       -----------------       ---------          ---------------------

       Timotheus R. Pohl       Director,          President and
                               President          Chief Executive
                                                  Officer,
                                                  Daimler-Benz North
                                                  America Corporation

       Harvey S. Traison       Director,          Vice President,
                               Treasurer,         Treasurer,
                               Secretary          Daimler-Benz North
                                                  America Corporation

       Michael J. Flood        Vice President     Vice President,
                                                  Taxation,
                                                  Daimler-Benz North
                                                  America Corporation

       Robert W. Karcher       Vice President     Controller,
                                                  Daimler-Benz North
                                                  America Corporation

                    2. DIRECTORS AND EXECUTIVE OFFICERS OF TEMIC. The following table sets forth the name and present principal occupation or employment of each director and executive officer of TEMIC. Unless otherwise indicated, each such person is a citizen of the Federal Republic of Germany and the business address of each such person is Theresienstrasse 2, 74072 Heilbronn, Federal Republic of Germany. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with TEMIC.

          SUPERVISORY BOARD

                                                      Present Principal
             Name and                                   Occupation or
         Business Address          Office                 Employment
         ----------------          ------            -------------------

     Dr. Eckhard Cordes           Chairman        Member of the Board of
     Daimler-Benz AG                              Management, Daimler-Benz
     Epplestrasse 225                             AG
     70567 Stuttgart
     Germany

     Hans-Juergen Maute        Deputy Chairman    Representative of
                                                  Senior Managers of TEMIC

     Peter Conze              Member              Chairman of the Corporate
                                                  Labor Council, TEMIC
                                                  Group

     Cordula Feibig                Member         Employee at Heilbronn
                                                  Plant
                                                  of TEMIC

     Cvetka Ivanovic               Member         Member of the Labor
                                                  Council, Heilbronn Plant

     Dr. Rolf A. Hanssen           Member         Chairman of the Board of
     MTU Motoren- und                             Managing Directors,
     Turbinen-  Union                             MTU Motoren- und
     Friedrichshafen                              Turbinen-
       GmbH                                       Union Friedrichshafen
     88040 Friedrichshafen                        GmbH
     Germany

     Helmut Petri                  Member         Executive Vice President,
     Daimler-Benz AG                              Passenger Car
     Epplestrasse 225                             Development,
     70567 Stuttgart                              Daimler-Benz AG
     Germany

     Dr. Hubert v.d. Ropp          Member         Member of the Labor
                                                  Council, Heilbronn Plant;
                                                  representative of German
                                                  Office Workers' Union

     Guenther Schad                 Member         Consultant
     Am Friedhag 12
     88316 Isny
     Germany

     Gabriela Schmid               Member         Member of the Labor
     TEMIC TELEFUNKEN                             Council, Kirchheim Plant
       microelectronic
     GmbH
     Wolf-Hirth-Strasse 7
     73230 Kirchheim/Teck
     Germany

     Dr. Wolfgang Scholz           Member         Attorney at Law
     Mainzer Landstrasse 46
     60325 Frankfurt/Main
     Germany

     Frank Stroh                   Member         First Representative,
     IG Metall                                    Metalworkers' Union,
     Salinenstrasse 9                             Neckarsulm
     74172 Neckarsulm

     Manuela Stump                 Member         Non-active member of
     Spitzwegstrasse 1                            Labor Council, Ingolstadt
     85098 Grossmehring                           Plant
     Germany

     Prof. Dr. Hartmut             Member         Faculty member,
       Weule                                      Universitaet (TH)
     Lehrstuhl und                                Karlsruhe
     Institut fuer
       Werkzeugmaschinen und
       Betriebstechnik
     Universitaet (TH)
       Karlsruhe
     Postfach 6980
     76128 Karlsruhe
     Germany

     Gerd Worieschek               Member         Member of the Board of
     Deutsche Babcock AG                          Management, Deutsche
     Duisburger Strasse 375                       Babcock AG
     46049 Oberhausen
     Germany

     Dr. Dieter Zetsche            Member         Member of the Board of
     Daimler-Benz AG                              Management, Daimler-Benz
     Epplestrasse 225                             AG
     70567 Stuttgart
     Germany


          BOARD OF MANAGING DIRECTORS

                    The names of the members of the Board of Managing Directors of TEMIC, whose principal occupations are serving as such members, are:

                    Frank Dieter Maier
                       (Chairman of the Board of Managing Directors)
                    Dr. Michael Muehlbayer
                    Dieter Schulze
                    Hans-Ulrich Staiger

                    3. DIRECTORS AND EXECUTIVE OFFICERS OF DBNA. The following table sets forth the name and present principal occupation or employment of each director and executive officer of DBNA. Messrs. Gentz, Pohl, Reinert and Wick are citizens of the Federal Republic of Germany and Messrs. Traison, Flood and Karcher are citizens of the United States. Unless otherwise indicated, the business address of each individual is Daimler-Benz North America Corporation, 375 Park Avenue, Suite 3001, New York, New York 10152 and each occupation set forth opposite an individual's name refers to employment with DBNA.

                                                        Present Principal
              Name and                                    Occupation or
          Business Address       Office                     Employment
          ----------------       ------                 -----------------

       Dr. Manfred Gentz      Chairman of the     Member of the Board of
       Daimler-Benz AG        Board               Management, Daimler-Benz
       Epplestrasse 225                           AG
       70567 Stuttgart

       Timotheus R. Pohl      Director,           President and Chief
                              President and       Executive Officer
                              Chief Executive
                              Officer

       Karl S. Reinert        Director            Senior Vice President,
       Daimler-Benz AG                            Risk Management, Daimler-
       Epplestrasse 225                           Benz AG
       70567 Stuttgart

       Harvey S. Traison      Director,           Vice President and
                              Vice President,     Treasurer
                              Treasurer


       Dr. Paul Wick          Director            Senior Vice President,
       Daimler-Benz AG                            Finance and Taxation,
       Epplestrasse 225                           Daimler-Benz AG
       70567 Stuttgart

       Michael J. Flood       Vice President,     Vice President, Taxation
                              Taxation

       Robert W. Karcher      Controller          Controller

                    4. DIRECTORS AND EXECUTIVE OFFICERS OF DB. The following table sets forth the name, business address and present principal occupation or employment of each member of the Supervisory Board and Board of Management of DB. Unless otherwise indicated, each such person is a citizen of the Federal Republic of Germany and the business address of each such person is Daimler-Benz AG, Epplestrasse 225, 70567 Stuttgart, Federal Republic of Germany. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with DB.

          SUPERVISORY BOARD

                                                       Present Principal
             Name and                                    Occupation or
         Business Address         Office                   Employment
         ----------------         ------               -----------------

       Hilmar Kopper             Chairman         Member of the Board of
       Deutsche Bank AG                           Managing Directors,
       Taunusanlage 12                            Deutsche Bank AG
       60325
       Frankfurt/Main
       Germany

       Karl Feuerstein          Deputy            Chairman of the Corporate
                                Chairman          Labor Council, Daimler-
                                                  Benz Group

       Willi Boehm                Member          Member of the Labor
                                                  Council, Woerth Plant

       Dr. h.c. Birgit            Member          General Commissioner of
       Breuel                                     EXPO 2000
       Leipziger Strasse
       5-7
       10117 Berlin
       Germany

       Prof. Hubert Curien        Member          Former Minister of
       24, Rue des Fosses                         Research and Technology of
         Saint-Jacques                            the Republic of France
       F-75005 Paris
       France
       Citizen of France

       Dr. jur. Michael           Member          Member of the Board of
       Endres                                     Managing Directors,
       Deutsche Bank AG                           Deutsche Bank AG
       Taunusanlage 12
       60325
       Frankfurt/Main
       Germany

       Manfred Goebels            Member          Vice President and
                                                  Chairman of the Senior
                                                  Managers' Committee,
                                                  Daimler-Benz Group

       Ulrich Hartmann            Member          Chairman of the Board of
       VEBA AG                                    Management and CEO of VEBA
       Bennigsenplatz 1                           AG
       40474 Duesseldorf
       Germany

       Erich Klemm                Member          Chairman of the Labor
                                                  Council, Sindelfingen
                                                  Plant

       Martin Kohlhaussen         Member          Chairman of the Board of
       Commerzbank AG                             Managing Directors,
       Neue Mainzer                               Commerzbank AG
       Strasse 32-36
       60261
       Frankfurt/Main
       Germany

       Rudolf Kuda                Member          Departmental Manager,
       IG Metall                                  Office of the Board of
       Vorstandsverwaltung                        Management,
       Wilhelm-Leuschner-                         Metalworkers' Union
         Strasse 79-85
       60329 Franfurt/Main
       Germany

       Helmut Lense               Member          Chairman of the Labor
                                                  Council, Untertuerkheim
                                                  Plant

       Walter Riester             Member          Second Chairman,
       IG Metall                                  Metalworkers' Union
       Lyoner Strasse 32
       60528
       Frankfurt/Main
       Germany

       Juergen Sarrazin            Member          Chairman of the Board of
       Dresdner Bank AG                            Managing Directors,
       Juergen-Ponto-Platz 1                       Dresdner Bank AG
       60329
       Frankfurt/Main
       Germany

       Dr. jur. Roland            Member          Attorney at Law
       Schelling
       Koenigstrasse 84
       70173 Stuttgart
       Germany

       Herbert Schiller           Member          Chairman of the Corporate
                                                  Labor Council, Daimler-
                                                  Benz InterServices (debis) AG

       Dr. rer. pol.              Member          Chairman of the Board of
       Manfred Schneider                          Management, Bayer AG
       Bayer AG
       Friedrich-Bayer-
       Strasse
       57373 Leverkusen
       Germany

       Peter Schoenfelder         Member          Member of the Labor
       Postfach 10 21 04                          Council, Daimler-Benz
       86136 Augsburg                             Aerospace AG
       Germany

       Prof. Dr. jur.             Member          Attorney at Law
       Johannes
         Semler
       Parkstrasse 14
       61476 Kronberg/Ts.
       Germany

       Bernhard Wurl              Member          Department Manager, Office
       IG Metall                                  of the Board of
       Vorstandsverwaltung                        Management, Metalworkers'
       Wilhelm-Leuschner-                         Union
         Strasse 79-85
       60519
       Frankfurt/Main
       Germany

          BOARD OF MANAGEMENT

                    The names of the members of the Board of Management of DB, whose principal occupations are serving as such members, are:

                    Juergen E. Schrempp
                         (Chairman of the Board of Management)
                    Dr. rer. pol. Manfred Bischoff
                    Dr. rer. pol. Eckhard Cordes
                    Dr. jur. Manfred Gentz
                    Juergen Hubbert
                    Dr. phil. Kurt J. Lauk
                    Dr. jur. Klaus Mangold
                    Heiner Tropitzsch
                    Klaus-Dieter Voehringer
                    Dr.-Ing. Dieter Zetsche